FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 13, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Company’s statement regarding the news report by Economic Daily News dated 2012/12/13” dated December 13, 2012.
2.	Taiwan Stock Exchange filing entitled, “AUO will attend FUBON Securities “2012Q4 Industry Forum”” dated December 13, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: December 13 , 2012	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

December 13, 2012

English Language Summary

Subject: The Company’s statement regarding the news report by Economic Daily News dated 2012/12/13

Regulation:	Published pursuant to Article 2-31 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/12/13

Contents:

1.	Name of the reporting media: Economic Daily News

2.	Date of the report: 2012/12/13

3.	Content of the report:

With regard to the voltage sag in the Central Taiwan Science Park

4.	Summary of the information provided by investors: N/A

5.	Company’s explanation of the reportage or provided information:

The Company’s major machines in Central Taiwan Science Park resumed operation and the event will not affect the shipment in December.

6.	Countermeasures: N/A

7.	Any other matters that need to be specified: N/A

AU Optronics Corp.

December 13, 2012

English Language Summary

Subject: AUO will attend FUBON Securities “2012Q4 Industry Forum”

Regulation:	Published pursuant to Article 2-12 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/12/13

Contents:

1.	Date of the investor conference: 2012/12/14

2.	Time of the investor conference: 14:00

3.	Location of the investor conference: The Far Eastern Plaza Hotel

4.	Brief information disclosed in the investor conference:
To brief AUO’s operating and financial results based on the information released at 3Q2012 investor conference.

5.	The presentation of the investor conference release:
Please refer to MOPS or AUO’s website for 3Q2012 investor conference presentation.

6.	Will the presentation be released in the Company’s website:
http://auo.com/

7.	Any other matters that need to be specified:None.